TSX-V: AVU US OTC: AVPMF FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520	F: (888) 889-4874

February 21, 2024		NR 01 – 2024

Avrupa Minerals Ltd. 2023 Progress and 2024 Plans

Avrupa Minerals Ltd. (AVU:TSXV) is pleased to report on its progress during 2023 on programs in Portugal, Kosovo, and Finland, as well as comment on expected programs for 2024.  The Company’s projects in Kosovo and Portugal are fully-funded by Joint Venture partners.  The Company is seeking a potential joint venture entity for its program(s) in the Vihanti-Pyhäsalmi VMS District, Central Finland.

Paul W. Kuhn, President and CEO of Avrupa Minerals (“AVU” or “Company”), noted, “Strong progress in deposit definition work at the Sesmarias copper-zinc-lead Project in Portugal during 2023 will be the underpinning for an aggressive drilling program in the SES Central Zone starting in Q2 2024.

After a successful PEA and Mineral Resource Estimate upgrade at the Slivova Project in Kosovo during 2023, we are looking forward to further upgrade of the precious metal inventory in and around the deposit, itself, as well as continued progress in the ESG aspects of the Project.

In Finland, we acquired new massive sulfide licenses in a well-endowed mining district, defined new drilling targets at one former producer, discussed the potential of acquiring several other VMS base metal targets, and commenced search for viable joint venture partners to advance the program there.”

Portugal

Drilling continued throughout the year around the Alvalade pre-exploitation license in several target areas, including Caveira South, Casas Novas, Lousal Northwest, Brejo, and Sesmarias.  The Company drilled 14 holes totaling 6,530 meters in 2023:  two at Caveira South, one at Casas Novas, four in the Lousal Northwest area, one at Brejo, and six in the Sesmarias massive sulfide VMS deposit area.

CAVEIRA SOUTH
CAV23-002
CAV23-003
INC22-001D
CASAS NOVAS
MONTE DA
BELA VISTA
LNW23-006
LNW23-003
LNW23-004
LOUSAL NW
LNW23-005
LOUSAL
MINE
GAL23-001
BREJO
SES23-051
SES23-049
SES23-047
SES23-048
SES23-050
SES23-052
SESMARIAS
ALVALADE JV
TARGET AREAS
DRILLING -- 2023
N
0
1,500
meters
Scale 1:50,000
ERMIDAS-SADO
GAL23-001
BREJO
SES23-051
SES23-049
SES23-047
SES23-048
SES23-050
SESMARIAS
SES23-052
SADO
ALVALADE JV
SESMARIAS TARGET
DRILLING -- 2023
N
0
1,500
meters
Scale 1:25,000

Figures 1, 1a.  2023 drilling along trend of Pyrite Belt mineralization within the Alvalade JV license, with Sesmarias enlargement.  Background data from 2020-21 helicopter-supported VTEM project.  Intense electromagnetic response to railroad tracks and power lines in linear purple colors.

The highlight of the 2023 drilling program was the re-discovery of the high-grade copper-zinc-lead-silver mineralization at Sesmarias in SES23-047 (see AVU news release June 12, 2023).  Follow-up drilling at Sesmarias confirmed potential for more high-grade massive sulfide and stockwork mineralization in the Central Zone at Sesmarias (see AVU news release November 28, 2023).  The success of the Sesmarias drilling underlies potential for the next phase of drilling there, tentatively commencing in Q2 of 2024.  This phase will be aimed at defining the high-grade mineralization located in/around the hinge of the Sesmarias Syncline, particularly along strike between the 250 South and 800 South section lines, noted in the figures below.  Plans for the next phase are underway.

To enhance targeting at Sesmarias, The Company performed an IP-Resistivity survey at the end of 2023 covering Sesmarias Central and Northern Zones and the Brejo target area just north of Sesmarias.  Results are presently under evaluation, particularly for the North area and for the Brejo area where we have less historic drilling information.  The level of success in the coming phase of drilling will determine how best to move towards a mining license application which will be necessary in the first half of 2025.

050 N
000
070 S
120 S
250 S
350 S
500 S
650 S
800 S
950 S
1100 S
Sesmarias North
Sesmarias Central
Sesmarias South
551200
550700
4204500
4204000
4203500
SES21-035
SES21-034
SES21-037
SES21-033
SES21-036
SES008
SES21-038
SES20-031
SES21-032
SES21-039
SES028
SES21-045
SES21-046
SES025
SES21-044
SES21-043/043A
SES21-040
SES21-042
SES009
SES23-049
SES015
SES23-051
SM0601
SM060
SES006
SES005
SES030
SES002
SES23-047
SES21-041
SES003
SES007
SES004
SES016/016A
SES23-048
SES027
SES017
SES23-050
SES012
SES026
SES029
SES23-052
SES022
SES020
SES019
SES018
0
250
meters

Figure 2.  Sesmarias section lines, AVU generated.  Drillholes in red were completed during 2023 drilling program.  Coordinate system, UTM Zone 29 (ED50).

050 N
000
070 S
120 S
250 S
350 S
500 S
650 S
800 S
950 S
1100 S
Sesmarias North
Sesmarias Central
Sesmarias South
551200
550700
4204500
4204000
4203500
SES21-035
SES21-034
SES21-037
SES21-033
SES21-036
SES008
SES21-038
SES20-031
SES21-032
SES21-039
SES028
SES21-045
SES21-046
SES025
SES21-044
SES21-043/043A
SES21-040
SES21-042
SES009
SES23-049
SES23-051
SES015
SM0601
SES006
SES005
SES030
SES002
SES23-047
SES21-041
SES003
SES007
SES004
SES016/016A
SES23-048
SES027
SES017
SES23-050
SES012
SES026
SES029
SES23-052
SES022
SES020
SES019
SES018
0
250
meters

Figure 3.  Known massive sulfide mineralization at Sesmarias, open both north and south.  Drilling in the upcoming phase will target potential high-grade mineralization in the Central Zone between 250 South and 800 South sections.  Modeling and interpretation of accumulated data suggests that strong, polymetallic VMS mineralization is hosted in and close to the hinge of the Sesmarias Syncline.  UTM Zone 29 (ED50).

Drilling in the northern target areas of the Alvalade license was less successful than at Sesmarias.  Drilling intersected narrow lenses of polymetallic sulfide mineralization in both Caveira South drill holes and wispy, distal facies, replacement sulfide mineralization in the Casas Novas drill hole.  We hope to do follow-up drilling in both areas at some point in the future, but there are no plans for this in the up-coming drilling phase.  Drilling at Lousal Northwest intercepted the mineral horizon black shales, but no significant sulfide mineralization.

The Alvalade project is a joint venture between Avrupa Minerals and Minas de Aguas Teñidas, S.A. (“Sandfire MATSA” or “MATSA”). Avrupa continues to operate the project through the JV entity PorMining Lda., and MATSA continues to fund the exploration work.

Kosovo

Work continued at the Slivova gold-silver project in Kosovo during 2023, undertaken by partner Western Tethyan Resources, and supported by 70%-owner Ariana Resources.  Highlights of the work included the completion of a NI 43-101 Preliminary Economic Assessment (PEA) study that included a significant mineral resources’ upgrade (see AVU news releases July 17, 2023 and September 6, 2023 for further, detailed information and notes concerning QP sign-off).

•Global in situ gold resource increases by 78% over original MRE

•Global in situ silver resource increases by 113% over original MRE

•New MRE figures:

oMeasured Resources:  835,000 mt @ 4.3 g/t Au and 15 g/t Ag

oIndicated Resources:  296,000 mt @ 3.6 g/t Au and 15 g/t Ag

oInferred Resources:  250,000 mt @ 3.7 g/t Au and 13 g/t Ag

•4,500-meter drilling program planned for the next phase of field work, which will include resource infill drilling and exploration drilling around the license

Western Tethyan also commenced environmental and social baseline studies in the project area, committing to a strong and positive social relationship with the communities around the project area, and performed exploration rock and soil sampling around the license to help identify satellite deposits.  The government issued trenching and drilling permits for this year, and Western Tethyan is in the midst of planning and budgeting for the 2024 program.  Work planned, in addition to continued environmental and social licensing, includes trenching over several untested targets and exploration drilling outside of the main deposit in efforts to increase the mineral resources.  Eventually, there may be some infill drilling completed in 2024, as well.  We anticipate that Western Tethyan will perform the necessary work to reach the 51% ownership level of the license during 2024, as required by the JV agreement (see news release of May 9, 2023).

Finland

During 2023, Avrupa’s 49%-held Akkerman Finland Oy (AFOy) continued to advance the exploration program in the Vihanti-Pyhäsalmi VMS District of central Finland.  The joint venture now holds two exploration permits covering known massive sulfide deposits (Kangasjärvi and Hallaperä), an application over a massive sulfide deposit (Rauhala), and an exploration permit covering a massive sulfide target (Kolima) that has been approved by the mining bureau, but not yet issued due to appeals court handling of the process.

Basic exploration work, continued review of historic core and geophysical data, and modeling of SkyTEM data from the Kangasjärvi license suggest an outstanding un-drilled target close to the old Kangasjärvi Mine.  The joint venture is making plans for drilling at the target in 2024.  There are further SkyTEM anomalies that may rate drilling after planned exploration work during the up-coming field season.

Vihanti-Pyhäsalmi belt

Mineral rights
Akkerman Finland ★

Raahe Port
Kokkola Port
Zn smelter
Pyhäsalmi flotation plant
Harjavalta Cu smelter
0 50 100 200 km

Vihanti
24Mt
Rauha
Pyhäsalmi
75Mt
Kangasjärvi
Hallaperä
Kolima
0 12.5 25 50 km

Figure 4.  Map of Vihanti-Pyhäsalmi VMS District with AFOy-AVU holdings and location of the two major mines, Pyhäsalmi and Vihanti.

Figure 5.  Plan view of the Kangasjärvi SkyTEM drill target, showing a strong conductor northwest and across a major area fault from the historic Kangasjärvi Mine.  Most of the conductor has never been drilled.

A
B
planned new drill hole
-100m
-100m
Kangasjärvi deposit
interpreted as Zinc-rich, distal part of larger VMS deposit displaced by large fault fault
SkyTEM conductor
possible Cu-rich, proximal part with potential underlying feeder zone
0
100
Scale bar (m)

Figure 6.  Kangasjärvi SkyTEM drill target, section view.  The joint venture plans three diamond drill holes totaling 1000 meters later this year.  There are other SkyTEM anomalies around the license that may become drill-ready later this year.

AFOy officially acquired the Hallaperä exploration license in the past year.  The license covers a known massive sulfide deposit discovered by Outokumpu in 1967.  The deposit is 1,500 meters long and ranges from two to 18 meters thick. It remains open at depth below 200 meters from the surface. The most recent drilling, in 1990, cut 1.85 meters @ 1.72% Cu, 1.7 g/t Au, and 44 g/t Ag, with no further work completed since that time.

Figure 7.  Copy of the original geological map of the Hallaperä VMD deposit.

The Finnish mining bureau recently awarded an exploration permit to AFOy for another license covering a massive sulfide deposit near the historic Vihanti Mine.  The Rauhala deposit was discovered in 1985 by the Finnish Geological Survey (GTK), and later worked by Outokumpu Oy.  It measures nearly 600 meters long and 350 meters wide and averages about 2 meters thick, as presently known.  Virtually no work on the deposit has been completed in the past 20-25 years.

Figure 8.  Plan view of the Rauha Deposit (blue/black/yellow lenticular outline).  The deposit was discovered via a zinc anomaly in till material, and is covered by 2-20 meters of till at its closest point to the surface.

Figure 9.  Section view of the sediment-hosted Rauhala Deposit, sub-cropping under 2 to 20 meters of till.

Upcoming Events

Avrupa will attend PDAC and participate in the Western Tethyan and Europe Session, organized by Mundoro Capital on Sunday morning, March 3rd, at 8-12 am in Room 206D.  We have accepted an invitation to present updated information about the Company’s Sesmarias Joint Venture Project.  Later, Avrupa will display Sesmarias core at Booth # 2614B, Tuesday and Wednesday, March 5th and 6th in the main investor’s hall at the Conference.

Minas de Aguas Teñidas, S.A. (Sandfire MATSA) is a modern mining company which owns and operates the MATSA Mining Operations in the Huelva province of Spain. With a processing plant located to the north of the Iberian Pyrite Belt that sources ore from three underground mines, Aguas Teñidas and Magdalena Mines in Almonaster la Real and the Sotiel Mine in Calañas, Sandfire MATSA produces copper, zinc and lead mineral concentrates that are sold from the port of Huelva. Sandfire MATSA also holds an extensive portfolio of exploration tenements in both Portugal and Spain. Sandfire MATSA is a wholly owned company of Sandfire Resources Ltd, a mining and exploration company listed on the Australian Securities Exchange (ASX: SFR).

Western Tethyan Resources (WTR) is a UK-registered, mineral exploration and development company focused on South East Europe. The company has a strategic alliance with Newmont Corporation and Ariana Resources and is currently focused on exploration for major copper-gold deposits in the Lecce Magmatic Complex and Vardar Belt. The company is assessing several other exploration project opportunities across Eastern Europe, targeting copper-gold deposits across the porphyry-epithermal transition.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company directed to discovery of mineral deposits, using a hybrid prospect generator business model.  The Company holds one 100%-owned license in Portugal, the Alvalade VMS Project, presently optioned to Sandfire MATSA in an earn-in joint venture agreement.  The Company now holds one 100%-owned exploration license covering the Slivova gold prospect in Kosovo, and is actively advancing four prospects in central Finland through its joint venture in Akkerman Finland Oy.  Avrupa focuses its project generation work in politically stable and prospective regions of Europe, presently including Portugal, Finland, and Kosovo.  The Company continues to seek and develop other opportunities around Europe.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.  Mr. Kuhn, the QP, has not only reviewed, but prepared and supervised the preparation or approval of the scientific and technical content in the news release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.